UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2008
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                         No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

LDK Solar to Hold Annual General Meeting on June 17, 2008
Xinyu City, China and Sunnyvale, California, May 1, 2008 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, announced today that it will hold its annual general meeting of shareholders at 10:00 a.m., Shanghai time, on Tuesday, June 17, 2008 at its Shanghai branch office located at Room 2303, Harbour Ring Plaza, No. 18 Xizang Road Central, Shanghai, China. Only holders of record of ordinary shares of LDK Solar at the close of business on Friday, May 2, 2008, Shanghai time, are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof.
LDK Solar’s 2007 Annual Report, including the notice of annual general meeting and the proposed resolutions to be considered and, if thought fit, adopted at the annual general meeting, is available on LDK Solar’s website www.ldksolar.com from May 2, 2008. LDK Solar will also submit a report on Form 6-K to the SEC that will contain such annual report and notice of annual general meeting, which will be available on the SEC’s website www.sec.gov.
If you are a holder of ordinary shares of LDK Solar and require a hard copy of LDK Solar’s 2007 annual report and notice of annual general meeting, LDK Solar will mail a copy to you free of charge. Please send your request by mail, email or telephone to:
LDK Solar Co., Ltd.
Room 2303, Harbour Ring Plaza
No. 18 Xizang Road Central
Shanghai 200001, China
Attn: Yonggang Shao
Email: czs2000@ldksolar.com
Tel: (86 21) 5385 3600
Because the annual general meeting will be held on June 17, 2008 in Shanghai, LDK Solar recommends that you submit such request for hard copies by May 31, 2008 to ensure timely delivery and to allow yourself sufficient time to review the annual report and proposed resolutions for the annual general meeting.
NOTICE TO HOLDERS OF AMERICAN DEPOSITARY SHARES. If you are a holder of LDK Solar’s ADSs, the depositary, JPMorgan Chase Bank, N.A., will set a record date to establish the holders of ADSs entitled to provide it with voting instructions with respect to the annual general meeting. If you are a registered holder of ADSs on such record date, the depositary will forward to you information regarding such meeting and ask you to provide it with your voting instructions with respect to the shares represented by your ADSs. For your voting instructions to be valid, you must comply with the instructions provided by or on behalf of the depositary, and the depositary must receive your voting instructions in the manner and on or before the date specified. The depositary will try, as far as practical, subject to the provisions of or governing the underlying shares, to vote or to have its agents vote the shares as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, it provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. Its office in the United States is located in Sunnyvale, California.
For more information contact:

Lisa Laukkanen	Jack Lai
The Blueshirt Group for LDK Solar	Executive VP and CFO
lisa@blueshirtgroup.com	LDK Solar Co., Ltd.
+1-415-217-4967	IR@ldksolar.com
+1- 408-245-8801

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: May 1, 2008

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